                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended                   September 30, 1997
                          ------------------------------------------------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _______________________

Commission file number                         1-2116
                      ----------------------------------------------------------





                       ARMSTRONG WORLD INDUSTRIES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                           ("SHARE IN SUCCESS PLAN")
                           (Full title of the Plan)










                       ARMSTRONG WORLD INDUSTRIES, INC.
                         Liberty and Charlotte Streets
                         Lancaster, Pennsylvania 17604
              (Name of issuer of the securities held pursuant to
          the Plan and the address of its principal executive office)

                                                                   Page No.
                                                                   -------

Item 1.  Statements of Net Assets Available for Plan Benefits

         September 30, 1997 and 1996                                  4


Item 2.  Statements of Changes in Net Assets Available
           for Plan Benefits

         Years ended September 30, 1997, 1996, and 1995               5


Notes to Financial Statements                                         6-8

Item 3.  Independent Auditors' Report                                  9

Exhibits

24.  Consent of Independent Auditors

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                              ARMSTRONG WORLD INDUSTRIES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN
                              ("SHARE IN SUCCESS PLAN")




March 23, 1998                By: /s/ George A. Lorch
                                 -----------------------------------------------
                                 George A. Lorch
                                 Chairman of the Retirement Committee

                        ARMSTRONG WORLD INDUSTRIES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN

             Statements of Net Assets Available for Plan Benefits
                          September 30, 1997 and 1996


                                                                                              1997
                                                              ---------------------------------------------------------------
                                                                     Allocated          Unallocated                 Total
                                                                     ---------          -----------                 -----
Assets
------
     Investment in Armstrong World Industries,
     Inc., Common Stock (note 3)                              $             --     $             --       $            --

     Cash and short-term investments                                        --                   --                    --

     Employee contributions receivable                                      --                   --                    --
     Employer contributions receivable                                      --                   --                    --
     Dividends receivable                                                   --                   --                    --
     Interest receivable                                                    --                   --                    --
                                                              ----------------     ----------------       ---------------
                         Total assets                                       --                   --                    --
                                                              ----------------     ----------------       ---------------

Liabilities
-----------
     Guaranteed ESOP notes (note 7)                                         --                   --                    --
     Accrued interest                                                       --                   --                    --
                                                              ----------------     ----------------       ---------------
                       Total liabilities                                    --                   --                    --
                                                              ----------------     ----------------       ---------------

Net assets available for plan benefits                        $             --     $             --       $            --
--------------------------------------                        ================     ================       ===============



                                                                                             1996
                                                              ---------------------------------------------------------------
                                                                   Allocated            Unallocated                 Total
                                                                   ---------            -----------                 -----
Assets
------
     Investment in Armstrong World Industries,
     Inc., Common Stock (note 3)                              $     94,796,070     $    220,658,132       $   315,454,202

     Cash and short-term investments                                   664,665            2,191,796             2,856,461

     Employee contributions receivable                                      --              330,392               330,392
     Employer contributions receivable                                      --            3,405,019             3,405,019
     Dividends receivable                                                   --                   --                     0
     Interest receivable                                                 2,709                  991                 3,700
                                                              ----------------     ----------------       ---------------
                         Total assets                               95,463,444          226,586,330           322,049,774
                                                              ----------------     ----------------       ---------------

Liabilities
-----------
     Guaranteed ESOP notes (note 7)                                         --          228,382,403           228,382,403
     Accrued interest                                                       --            5,775,128             5,775,128
                                                              ----------------     ----------------       ---------------
                       Total liabilities                                    --          234,157,531           234,157,531
                                                              ----------------     ----------------       ---------------

Net assets available for plan benefits                        $     95,463,444     $     (7,571,201)      $    87,892,243
--------------------------------------                        ================     ================       ===============

See accompanying notes to financial statements.

                       ARMSTRONG WORLD INDUSTRIES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

        Statements of Changes in Net Assets Available for Plan Benefits
                 Years Ended September 30, 1997, 1996 and 1995


                                                                              1997
                                                       ------------------------------------------------------
                                                         Allocated          Unallocated               Total
                                                         ---------          -----------               -----
Increases:
---------

   Employee contributions (note 2)                     $        --           $       --                  $--
   Employer contributions                                       --                   --                   --
   Dividends (note 3)                                           --                   --                   --
   Interest income                                              --                   --                   --
   Realized gain (note 5)                                       --                   --                   --
   Unrealized appreciation (note 3)                             --                   --                   --
   Allocation of preferred stock of
      Armstrong World Industries, Inc.                          --                   --                   --


                                                                --                   --                   --
                                                                --                   --                   --
Decreases:
---------

   Interest expense                                             --                   --                   --
   Benefits paid (note 4)                                       --                   --                   --
   Allocation of preferred stock of
      Armstrong World Industries, Inc.                          --                   --                   --
   Transfer to other employee benefit
      plan of Armstrong World Industries,
      Inc. (note 1)                                   ($95,463,444)          $7,571,201          (87,892,243)
                                                      ------------           ----------          -----------

                                                       (95,463,444)           7,571,201          (87,892,243)
                                                      ------------           ----------          -----------


Net increase (decrease)                                (95,463,444)           7,571,201          (87,892,243)

Net assets available for
   plan benefits:

   Beginning of year                                    95,463,444           (7,571,201)          87,892,243
                                                      ------------           ----------          -----------


   End of year                                                ($--)                 $--                 ($--)
                                                              ====                   ==                 ====

                                                                               1996
                                                       -----------------------------------------------------
                                                         Allocated           Unallocated             Total
                                                         ---------           -----------             -----
Increases:
---------

   Employee contributions (note 2)                     $        --            $5,033,300           $5,033,300
   Employer contributions                                       --            10,071,540           10,071,540
   Dividends (note 3)                                    4,133,471            10,638,900           14,772,371
   Interest income                                          13,910                74,056               87,966
   Realized gain (note 5)                                1,401,739                    --            1,401,739
   Unrealized appreciation (note 3)                     10,448,393            24,321,094           34,769,487
   Allocation of preferred stock of
      Armstrong World Industries, Inc.                  14,288,974                    --           14,288,974
                                                       -----------           -----------          -----------

                                                        30,286,487            50,138,890           80,425,377
                                                       -----------           -----------          -----------
Decreases:
---------

   Interest expense                                             --           (20,227,120)         (20,227,120)
   Benefits paid (note 4)                              (21,657,365)                   --          (21,657,365)
   Allocation of preferred stock of
      Armstrong World Industries, Inc.                          --           (14,288,974)         (14,288,974)
   Transfer to other employee benefit
      plan of Armstrong World Industries,
      Inc. (note 1)                                             --                    --                   --
                                                       -----------           -----------          -----------

                                                       (21,657,365)          (34,516,094)         (56,173,459)
                                                       -----------           -----------          -----------


Net increase (decrease)                                  8,629,122            15,622,796           24,251,918

Net assets available for
   plan benefits:

   Beginning of year                                    86,834,322           (23,193,997)          63,640,325
                                                       -----------           -----------          -----------


   End of year                                         $95,463,444           ($7,571,201)         $87,892,243
                                                       ===========           ============         ===========
                                                                                    1995
                                                             ----------------------------------------------------
                                                               Allocated         Unallocated              Total
                                                               ---------         -----------              -----
Increases:
---------

   Employee contributions (note 2)                          $        --           $6,744,735           $6,744,735
   Employer contributions                                            --            5,670,971            5,670,971
   Dividends (note 3)                                         4,879,273           13,984,817           18,864,090
   Interest income                                                2,149               55,411               57,560
   Realized gain (note 5)                                       202,717                   --              202,717
   Unrealized appreciation (note 3)                          11,897,970           30,122,579           42,020,549
   Allocation of preferred stock of
      Armstrong World Industries, Inc.                       11,239,017                   --           11,239,017
                                                            -----------          -----------          -----------

                                                             28,221,126           56,578,513           84,799,639
                                                            -----------          -----------          -----------
Decreases:
---------

   Interest expense                                                  --          (21,135,170)         (21,135,170)
   Benefits paid (note 4)                                    (2,907,999)                  --           (2,907,999)
   Allocation of preferred stock of
      Armstrong World Industries, Inc.                               --          (11,239,017)         (11,239,017)
   Transfer to other employee benefit
      plan of Armstrong World Industries,
      Inc. (note 1)                                                  --                   --                   --
                                                            -----------          -----------          -----------

                                                             (2,907,999)         (32,374,187)         (35,282,186)
                                                            -----------          -----------          -----------


Net increase (decrease)                                      25,313,127           24,204,326           49,517,453

Net assets available for
   plan benefits:

   Beginning of year                                         61,521,195          (47,398,323)          14,122,872
                                                            -----------          -----------          -----------


   End of year                                              $86,834,322         ($23,193,997)         $63,640,325
                                                            ===========         =============         ===========

See accompanying notes to financial statements.

                       ARMSTRONG WORLD INDUSTRIES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

1.     Plan Redesign
       -------------

       On May 29, 1996, the Board of Directors of Armstrong World Industries, Inc. (the Company) approved the restructuring of the Armstrong World Industries, Inc. Employee Stock Ownership Plan (the Plan). The Plan was merged into the Retirement Savings Plan for Salaried Employees of Armstrong World Industries, Inc., which was renamed the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. The effective date of the merger was October 1, 1996.

2.     Plan Description (Prior to Plan Redesign)
       ----------------

       The Company established the Plan in 1989. The Plan, which was both a stock bonus plan with a cash or deferred arrangement and an employee stock ownership plan, was designed to attract and keep employees possessing the qualities required for future growth of the Company. The Plan intended to provide such employees with additional incentive for enhanced performance by permitting eligible employees to acquire a proprietary interest in the Company and to accumulate capital for future economic security.

       All employees of the Company and of certain domestic subsidiaries, who were at least twenty-one years of age and had completed one year of service, were eligible to participate in the Plan except for foreign nationals, leased employees, and those employees in a collective bargaining unit unless the collective bargaining agent for that unit had agreed to coverage under the Plan.

       Under the Plan, participants received interest in shares of Company preferred stock held by the trust established under the Plan. The shares of Company preferred stock held by the trust were purchased from the Company from the proceeds of the sale of the Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. All shares of preferred stock acquired with the proceeds of the notes were held in a suspense account and released to members' accounts as the notes were repaid. The shares were released in proportion to the ratio of the proportion of principal and interest paid down by any debt payment to the total principal and interest to be paid over the life of the notes.

       The Plan maintained three accounts for each member for contributions and allocations of shares from the suspense account. Participants who elected to reduce their before-tax compensation in amounts ranging from one percent to four percent (exchange contributions) had such amounts credited to an exchange contribution account. Shares released from the suspense account were first allocated to members' exchange contribution accounts with a value as of the allocation date equal to the amount of their exchange contributions.

       Shares released from the suspense account not used for the purpose of exchange allocations were allocated to members' equity accounts (equity allocations) based on an established shares released schedule. The equity account was intended to provide a source of funds to replace certain retiree medical benefits which were phased-out in conjunction with the adoption of this Plan. The allocation schedule, therefore, was designed to provide greater allocation of shares to older employees.

       If any shares released from the suspense account remained unallocated after the exchange and equity allocations, such shares were allocated to members' bonus accounts in proportion to the ratio of exchange contributions made by a member to the exchange contributions made by all members.

       Participants had an immediate 100 percent vested interest with respect to their exchange contributions. Interest in the Equity and Bonus Accounts vested after five years of service.

                       ARMSTRONG WORLD INDUSTRIES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Notes to Financial Statements, (Continued)


3.       Summary of Significant Accounting Policies
         ------------------------------------------

         (a)  Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on an accrual basis.

         (b)  Investment in Armstrong World Industries, Inc., Preferred Stock
              ---------------------------------------------------------------

              According to the terms of the trust agreement between Mellon Bank, N.A., the Trustee, and Armstrong World Industries, Inc., the Trustee managed a trust fund that had been created under the Plan and had been granted authority to purchase and sell stock of the Company as was necessary to administer the Plan in accordance with its terms.

              As part of the restructuring and merger of the Plan as discussed in note 1, the Company preferred stock held by the trust was converted into shares of Company common stock on a one-for-one basis. The date of the conversion, which involved 5,057,382 shares of preferred stock, was July 31, 1996, when the quoted market price per share of the common stock was $55.50. At September 30, 1996, the investment in Company common stock represented 5,057,382 shares, valued at a quoted market price per share of $62.375. The investment in Company preferred stock was presented at fair value. Fair value was determined to be the greater of $47.75 per share, the preferred stock's minimum conversion value, or the market price per share of Company common stock. The investment in preferred stock at September 30, 1995 represented 5,422,006 shares, valued at a market price per share of $55.50. Each share of preferred stock was convertible into one share of Company common stock. A dividend of $3.462 per share per annum was payable semi-annually on the preferred stock held in the trust. The preferred stock was redeemable at the option of the holder at a redemption price of $47.75 per share plus accrued but unpaid dividends.

         (c)  Expenses
              --------

              All costs and expenses incurred in administering the Trust and the Plan were paid by the Company.

4.     Benefits
       --------

       Upon death or any other separation from service from the Company, participants were entitled to receive a distribution of their vested ESOP account. Distributions were in the form of a lump sum cash payment or, upon request, Company common stock. Participants entitled to a distribution could direct the Trustee to either sell their ESOP Preferred Shares to the Company at a per share price of $47.75 or convert the shares into shares of Company common stock on a one-for-one basis.

       During the years ended September 30, 1996 and 1995, distributions were made to participants of $21,657,365 representing 364,624 shares, and $2,907,999 representing 57,756 shares, respectively.

                       ARMSTRONG WORLD INDUSTRIES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Notes to Financial Statements, (Continued)



5.     Realized Gain
       -------------

       During the years ended September 30, 1996 and 1995, the number of shares of preferred stock redeemed at prices per share in excess of $47.75 totaled 359,427 and 30,660, respectively. The amount of redemption proceeds in excess of the minimum conversion value totaled $1,401,739 in 1996 and $202,717 in 1995.

6.     Plan Termination
       ----------------

       The redesign of the Plan, as discussed in note 1, did not constitute a termination of the Plan. Upon a Plan termination, all participants would have become fully vested in their entire ESOP account balance.

7.     Guaranteed ESOP Notes
       ---------------------

       The Company has guaranteed the payment of principal and interest on the notes. The notes are to be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 ($108,339,403 and $120,362,403 at September 30, 1996 and
       1995, respectively) and 8.92% on the Series B Guaranteed Serial ESOP Notes due 2001-2004 ($120,043,000 at September 30, 1996 and 1995).

8.     Company Contributions
       ---------------------

       The Company was obligated to make semi-annual contributions in cash or Company stock to the Plan, on June 15 and December 15 of each year, which when aggregated with all exchange contributions, dividends received by the Trustee on the preferred stock held by the Trust, and trust earnings, was at least equal to the amount necessary to enable the Trustee to pay currently maturing obligations under the Guaranteed ESOP notes.

9.     Federal Income Taxes
       --------------------

       By a letter dated February 13, 1996, the Internal Revenue Service had determined and informed the Company that the plan qualified under the applicable provisions of the Internal Revenue Code and was therefore exempt from federal income taxes.

                         Independent Auditors' Report



The Retirement Committee
Armstrong World Industries, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Armstrong World Industries, Inc. Employee Stock Ownership Plan as of September 30, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 1997. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

On October 2, 1996, the Armstrong World Industries, Inc. Employee Stock Ownership Plan was merged into the Retirement Savings Plan for Salaried Employees of Armstrong World Industries, Inc. which was renamed the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Armstrong World Industries, Inc. Employee Stock Ownership Plan as of September 30, 1997 and 1996 and the changes in its net assets available for plan benefits for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP



Philadelphia, Pennsylvania
March 23, 1998

                                 EXHIBIT INDEX


24    Consent of Independent Auditors